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                                                                      EXHIBIT 21


                           SUBSIDIARIES OF REGISTRANT


        Set forth below are the subsidiaries of Foothill Independent Bancorp, which is the record and beneficial owner of 100% of their respective outstanding shares.


NAME AND STATE OR OTHER JURISDICTION OF INCORPORATION

Foothill Independent Bank, a California corporation

Foothill BPC, Inc., a California corporation

Platinum Results, Inc., a California corporation

        In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, there have been omitted those subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2001.